August 26, 2024

Xia Liu
Chief Financial Officer
WEC Energy Group, Inc.
231 West Michigan Street
Milwaukee, WI 53201

       Re: WEC Energy Group, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed February 22, 2024
           File No. 001-01245
Dear Xia Liu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation